May 8, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

100 F Street NE

Washington, D.C. 20549

Attn:	Rebekah Reed

Donald Field

Re:	SEAC II Corp.
Registration Statement on Form S-1
Filed April 22, 2024
File No. 333-278849

Ladies and Gentlemen:

On behalf of our client, SEAC II Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 submitted on April 22, 2024 (the “Registration Statement”), contained in the Staff’s letter dated May 3, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed April 22, 2024

Cover Page

1.

It appears that this registration statement will become effective following listing of Pubco’s common shares on Nasdaq and that the selling shareholders will conduct an at-the-market offering. Once available, please revise to disclose the market price of Pubco’s common shares as of the latest practicable date. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that the market price of Pubco’s common shares as of the latest practicable date will be disclosed in an amendment to the Registration Statement to be filed following the listing of Pubco’s common shares on Nasdaq.

United States Securities and Exchange Commission

May 8, 2024

2.

For each of the shares being registered for resale, disclose the price that the selling shareholders paid or will pay for such shares. In this regard, we note that the number of shares to be purchased at the purchase price of $9.63 per share versus the purchase price of $10.165 per share is not specified. Further, the price to be paid for the additional 2,018,951 shares that may be issued pursuant to exercise of certain reduction rights under the subscription agreements is not disclosed. Based on the foregoing, it appears that there are three different categories of shares with each category at different purchase prices.

Response: The Company has revised the disclosure on the cover page and on pages 40 and 156 of Amendment No. 1 in response to the Staff’s comment.

3.

It appears that the shares being registered for resale will constitute a considerable percentage of Pubco’s public float. Additionally, we note that all of the shares being registered for resale are to be purchased by the selling shareholders for prices below the current market price of Pubco’s common shares. Disclose on the cover page and elsewhere as appropriate the number of shares being registered as a percentage of Pubco’s public float, and highlight the negative impact sales of shares on this registration statement could have on the public trading price of the common shares.

Response: The Company has revised the disclosure on the cover page and on pages 40 through 41 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Risks Related to Ownership of Pubco’s Securities, page 37

4.

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common shares. To illustrate this risk, disclose the various purchase prices of the securities being registered for resale and the percentage that these shares will represent of the total number of shares outstanding and of Pubco’s public float. Also disclose that even if the trading price of the common shares is at or below the SPAC IPO price, some of the private placement investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has revised the disclosure on pages 40 through 41 of Amendment No. 1 in response to the Staff’s comment.

United States Securities and Exchange Commission

May 8, 2024

General

5.

Revise your prospectus to disclose the price that each selling shareholder paid for the shares being registered for resale. Highlight any differences in the trading price, the prices at which the private placement investors acquired their shares, and the price at which the public securityholders acquired their shares, once such information is available. To the extent applicable, disclose that while the private placement investors may experience a positive rate of return based on the trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the trading price following the consummation of the Business Combination. Further, please disclose the potential profit the various groups of selling shareholders will earn based on the trading price, once such information is available. Include appropriate risk factor disclosure.

Response: The Company has revised the disclosure on the cover page and pages 40 through 41 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully advises the Staff that it will populate such disclosure relating to the trading price following the listing of Pubco’s common shares on Nasdaq.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	Eli Baker, SEAC II Corp.

3